UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:	3235-0167
Washington, D.C. 20549	Expires:	February 29, 2008
FORM 15	Estimated average burden hours per response. . 1.50

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  0-1561

MagStar Technologies, Inc.

(Exact name of registrant as specified in its charter)

410 11th Avenue South, Hopkins, Minnesota 55343

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$0.1875 par value common stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☒
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Rule 12g-4 was amended in 2007, but the Form 15 was not changed.  The proper termination of registration under which the registrant is terminating registration are Rules 12g-4(a)(1) and 12g-4(a)(2).

Approximate number of holders of record as of the certification or notice date:  250

Pursuant to the requirements of the Securities Exchange Act of 1934, MagStar Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 13, 2008	By:	/s/ Jon L. Reissner
JON L. REISSNER
Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.